Proxy Voting Form

If you are attending the virtual Meeting please retain this Proxy Voting Form for online Securityholder registration.

Nova Minerals Limited | ABN 84 006 690 348

Your proxy voting instruction must be received by **10:00am (AEDT) on Saturday, 08 November 2025**, being **not later than 48 hours** before the commencement of the Meeting. Any Proxy Voting instructions received after that time will not be valid for the scheduled Meeting.

SUBMIT YOUR PROXY

Complete the form overleaf in accordance with the instructions set out below.

YOUR NAME AND ADDRESS

The name and address shown above is as it appears on the Company's share register. If this information is incorrect, and you have an Issuer Sponsored holding, you can update your address through the investor portal: **https://investor.automic.com.au/#/home** Shareholders sponsored by a broker should advise their broker of any changes.

STEP 1 - APPOINT A PROXY

If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name of that Individual or body corporate. A proxy need not be a Shareholder of the Company. Otherwise if you leave this box blank, the Chair of the Meeting will be appointed as your proxy by default.

DEFAULT TO THE CHAIR OF THE MEETING

Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote these proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Voting Form, including where the Resolutions are connected directly or indirectly with the remuneration of Key Management Personnel.

STEP 2 - VOTES ON ITEMS OF BUSINESS

You may direct your proxy how to vote by marking one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

APPOINTMENT OF SECOND PROXY

You may appoint up to two proxies. If you appoint two proxies, you should complete two separate Proxy Voting Forms and specify the percentage or number each proxy may exercise. If you do not specify a percentage or number, each proxy may exercise half the votes. You must return both Proxy Voting Forms together. If you require an additional Proxy Voting Form, contact Automic Registry Services.

SIGNING INSTRUCTIONS

Individual: Where the holding is in one name, the Shareholder must sign.
Joint holding: Where the holding is in more than one name, all Shareholders should sign.
Power of attorney: If you have not already lodged the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this Proxy Voting Form when you return it.
Companies: To be signed in accordance with your Constitution. Please sign in the appropriate box which indicates the office held by you.
Email Address: Please provide your email address in the space provided.
By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible) such as a Notice of Meeting, Proxy Voting Form and Annual Report via email.

CORPORATE REPRESENTATIVES

If a representative of the corporation is to attend the Meeting the appropriate 'Appointment of Corporate Representative' should be produced prior to admission. A form may be obtained from the Company's share registry online at https://automicgroup.com.au.

Lodging your Proxy Voting Form:

Online

Use your computer or smartphone to appoint a proxy at https://investor.automic.com.au/#/loginsah or scan the QR code below using your smartphone

Login & Click on 'Meetings'. Use the Holder Number as shown at the top of this Proxy Voting Form.

BY MAIL:

Automic
GPO Box 5193
Sydney NSW 2001

IN PERSON:

Automic
Level 5, 126 Phillip Street
Sydney NSW 2000

BY EMAIL:

meetings@automicgroup.com.au

BY FACSIMILE:

+61 2 8583 3040

All enquiries to Automic:
WEBSITE:

https://automicgroup.com.au

PHONE:

1300 288 664 (Within Australia)
+61 2 9698 5414 (Overseas)

STEP 1 - How to vote

APPOINT A PROXY:

I/We being a Shareholder entitled to attend and vote at the Annual General Meeting of Nova Minerals Limited, to be held virtually at **10:00am (AEDT) on Monday, 10 November 2025** hereby:

Appoint the Chair of the Meeting (Chair) OR if you are not appointing the Chair of the Meeting as your proxy, please write in the box provided below the name of the person or body corporate you are appointing as your proxy or failing the person so named or, if no person is named, the Chair, or the Chair's nominee, to vote in accordance with the following directions, or, if no directions have been given, and subject to the relevant laws as the proxy sees fit and at any adjournment thereof.

The Chair intends to vote undirected proxies in favour of all Resolutions in which the Chair is entitled to vote.

Unless indicated otherwise by ticking the "for", "against" or "abstain" box you will be authorising the Chair to vote in accordance with the Chair's voting intention.

AUTHORITY FOR CHAIR TO VOTE UNDIRECTED PROXIES ON REMUNERATION RELATED RESOLUTIONS

Where I/we have appointed the Chair as my/our proxy (or where the Chair becomes my/our proxy by default), I/we expressly authorise the Chair to exercise my/our proxy on Resolution 1 (except where I/we have indicated a different voting intention below) even though Resolution 1 is connected directly or indirectly with the remuneration of a member of the Key Management Personnel, which includes the Chair.

VIRTUAL PARTICIPATION AT THE MEETING:

The Company is pleased to provide shareholders with the opportunity to attend and participate in a virtual Meeting through an online meeting platform powered by Automic, where shareholders will be able to watch, listen, and vote online.

To access the virtual meeting:

1. Open your internet browser and go to **investor.automic.com.au**
2. Login with your username and password or click **"register"** if you haven't already created an account. **Shareholders are encouraged to create an account prior to the start of the meeting to ensure there is no delay in attending the virtual meeting**

Further information on how to do this is set out in the Notice of Meeting. The Explanatory Notes that accompany and form part of the Notice of Meeting describe the various matters to be considered.

AUTOMIC

NVA

STEP 2 - Your voting direction

Resolutions		For	Against	Abstain
1	NON-BINDING RESOLUTION TO ADOPT REMUNERATION REPORT			
2A	RE-ELECTION OF CRAIG BENTLEY AS A DIRECTOR			
2B	RE-ELECTION OF LOUIE SIMENS AS A DIRECTOR			
3	ELECTION OF CHAIM (DOVI) BERGER AS A DIRECTOR			
4	APPROVAL OF 10% PLACEMENT FACILITY			
5	RATIFICATION OF PRIOR ISSUE OF SHARES			
6	APPROVAL OF ISSUE OF WARRANTS			
7	ADOPTION OF EMPLOYEE INCENTIVE SCHEME			
8A	APPROVAL FOR ISSUE OF OPTIONS – CHRISTOPHER GERTEISEN			
8B	APPROVAL FOR ISSUE OF OPTIONS – LOUIE SIMENS			
8C	APPROVAL FOR ISSUE OF OPTIONS – CRAIG BENTLEY			
8D	APPROVAL FOR ISSUE OF OPTIONS – AVI GELLER			
8E	APPROVAL FOR ISSUE OF OPTIONS – RICHARD BEAZLEY			
9	NON-BINDING RESOLUTION TO RATIFY APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM			

Please note: If you mark the abstain box for a particular Resolution, you are directing your proxy not to vote on that Resolution on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

STEP 3 – Signatures and contact details

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director / Company Secretary

Contact Name:

Email Address:

Contact Daytime Telephone

Date (DD/MM/YY) / /

By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible).